Exhibit 99.1

Alliance One International, Inc.   Tel: 919 379 4300
8001 Aerial Center Parkway   Fax: 919 379 4346
Post Office Box 2009   www.aointl.com
Morrisville, NC 27560-2009
USA



NEWS RELEASE   Contact: Joel L. Thomas
                                                 (919) 379-4300

August 5, 2008

Alliance One International Reports Improved Profitability in First Quarter Financial Results

Morrisville, NC – August 5, 2008 – Alliance One International, Inc. (NYSE: AOI) today announced results for its first fiscal quarter ended June 30, 2008.

First Quarter Results

For the quarter ended June 30, 2008, the Company reported net income of $15.3 million, or $0.17 per basic share, compared to net income of $6.0 million, or $0.07 per basic share, for the prior year quarter.

Robert E. Harrison, Chief Executive Officer, said "While sales were essentially flat, gross profit, operating income and net income were improved versus the prior year quarter, reflecting our focus and execution on programs that drive consistent operating performance. Looking forward, as long as global stocks remain in tighter supply and if crop competition dynamics escalate, it is anticipated that sales prices will continue to increase in order to offset higher green tobacco costs.

"Despite the challenges of worldwide supply constraints, our well-developed global footprint and quality initiatives are competitive strengths that squarely position us to meet our customers' requirements, particularly in the face of further industry consolidation. Our strategy to apply innovative solutions to tackle challenging conditions in the key producing countries, identify further cost saving opportunities, and introduce more programs for customers centered on agronomy innovation is beginning to generate traction.

"We are working to offset the further pressure on green tobacco costs partly as a result of continued enhanced pricing for competing food and energy crops, coupled with appreciating currencies in which we have costs and the softening US dollar in which we principally sell. By focusing on improving our operating efficiencies, and through working in even closer concert with our global farmer base to ensure their sustainability, we hope to reduce some of the pressure on green tobacco costs. Additionally, we continue to take the necessary steps to ensure that we have sufficient liquidity to meet our working capital requirements as production costs and raw material prices increase.

Mr. Harrison concluded, "Customer-centric product innovation, expense reduction, and capital management via continued long-term debt reduction are all focal points. We believe executing this plan well is the basis for enhancing shareholder value over time."

Performance Summary for the First Fiscal Quarter Ended June 30, 2008

The following is a brief overview of our financial results for the quarter ended June 30, 2008. Additional information on our results may be found in our Quarterly Report on Form 10-Q filed on August 5, 2008.

Sales and other operating revenues. Global demand for processed tobacco is strong and average sales price per kilo increased 24.6% for the quarter compared to the same period in 2007. Price increases though, were offset by a 21.0% decrease in kilos sold, as a result of declining global stocks and timing of shipments. As a consequence, sales for the quarter decreased slightly from $461.7 million in 2007 to $459.2 million in 2008, while profitability improved.

> South America Region. South America operating segment tobacco sales decreased $5.4 million as a result of a 16.1 million decrease in kilos sold that was substantially offset by a $0.99 increase in average sales prices per kilo. The decrease in volumes for the quarter versus the prior year should be partially recovered in the second quarter through the timing of shipments. Improved customer pricing significantly offset the impact of the reduced volumes.

> Other Regions. Tobacco sales from the Other Regions operating segment decreased $1.6 million primarily as a result of a 12.3 million decrease in kilos sold that was essentially offset by a $0.68 increase in average sales prices per kilo. Volumes sold decreased across all regions, with the main driver being Africa, as a result of lower carryover volumes to be shipped in this fiscal quarter versus a year ago. Average sales prices increased across all regions with the most significant price movement attributable to European Euro based sales which were positively impacted by continued strengthening of the Euro. Processing and other revenues increased from $5.1 million in 2007 to $9.6 million in 2008 primarily as a result of increased processing volumes and improved prices in the United States and in Asia.

Gross profit as a percentage of sales. Gross profit increased 6.8% from $71.8 million in 2007 to $76.7 million in 2008 and gross profit as a percentage of sales increased from 15.6% in 2007 to 16.7% in 2008.

> South America Region. Gross profit in the South America operating segment increased $2.3 million primarily as a result of increased average sales prices, which were more than offset by a reduction in volumes for the quarter and increased gains on derivative financial instruments. The increased average sales prices are partially offset by higher green costs as a result of the shortfall of tobacco available to satisfy demand. In addition, the strengthening Brazilian Real also continues to increase both green and tobacco processing costs. Gross profit from sales of the 2007 crop still remain negatively impacted by the higher estimated grower bad debt provisions resulting from the decline in market conditions of the 2006 and 2007 crops.

> Other Regions. The increase in gross profit of $2.6 million is primarily attributable to the Asia region as a result of advanced shipments from Thailand and increased processing volumes in Indonesia. The remaining volumes of the 2007 Malawi burley crop were substantially shipped this quarter which included the significantly higher green and

processing costs of the crop that resulted from the reduced crop size and increased competition within the Malawi market.

Selling, administrative and general expenses decreased 3.3% from $39.5 million in 2007 to $38.2 million in 2008. The decrease is primarily driven by decreased taxes and licenses, travel costs and depreciation expense.

Other income of $2.3 million in 2008 relates primarily to gains on assets held for sale while the $1.9 million in 2007 relates primarily to gains on sales of fixed assets.

Debt retirement expense of $1.9 million in 2007 relates to accelerated amortization of debt issuance costs as a result of debt prepayment during the quarter.

Interest expense decreased $0.5 million from $24.9 million in 2007 to $24.4 million in 2008 primarily due to lower average rates during the quarter.

Interest income decreased from $2.2 million in 2007 to $0.9 million in 2008 primarily due to lower average cash balances.

Effective tax rates for the first fiscal quarter were 10.7% in 2008 and 35.9% in 2007.

Income from discontinued operations. Discontinued operations resulted in income of $0.5 million in 2008 compared to no income in 2007. The income in 2008 is primarily a result of the finalization of our exit from the discontinued wool operations.

Liquidity and Capital Resources

As of June 30, 2008, available credit lines and cash increased 13.4% over the fiscal year ended March 31, 2008 to $790.0 million comprised of $179.5 million in cash, $580.8 million of credit lines and $29.7 million for letters of credit.

Additionally, from time to time in the future, we may elect to redeem, repay, make open market purchases, retire or cancel indebtedness prior to stated maturity under our various global bank facilities or outstanding public notes, as they may permit.

2009 Fiscal Year, First Quarter Financial Results Investor Call

The Company will hold a conference call to report financial results for its first fiscal quarter end June 30, 2008, on August 5, 2008 at 12:00 P.M. ET. Those seeking to listen to the call may access a live broadcast on the Alliance One website. Please visit www.aointl.com fifteen minutes in advance to register.

For those who are unable to listen to the live event, a replay will be available by telephone from 3:00 P.M. ET Monday, August 5 through 3:00 P.M. ET Sunday, August 10. To access the replay, dial (888) 203-1112 within the U.S., or (719) 457-0820 outside the U.S., and enter access code 9859141. Any replay, rebroadcast, transcript or other reproduction of this conference call, other than the replay accessible by calling the number above, has not been authorized by Alliance One and is strictly prohibited. Investors should be aware that any unauthorized reproduction of this conference call may not be an accurate reflection of its contents.

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Condensed Statement of Consolidated Income	**Three Months Ended June 30**	
(Unaudited - 000's Except Per Share Data)	**2008**	**2007**
Sales and other operating revenues	$459,165	$461,708
Cost of goods and services sold	382,503	389,886
Gross Profit	76,662	71,822
Selling, administrative and general expenses	38,234	39,489
Other income	2,273	1,936
Restructuring, asset impairment charges	495	424
Operating income	40,206	33,845
Debt retirement expense	-	1,930
Interest expense	24,429	24,893
Interest income	937	2,172
Income tax expense	1,792	3,304
Equity in net income of investee companies	-	-
Minority interest expense (income)	126	(41)
Net income before discontinued operations	14,796	5,931
Income from discontinued operations, net of tax	509	48
Net Income	$ 15,305	$ 5,979
Basic Earnings Per Share		
Income from continuing operations	$ .16	$ .07
Income from discontinued operations	.01	-
Net Income	$.17	$.07
Diluted Earnings Per Share		
Income from continuing operations	$ .16	$ .07
Income from discontinued operations	.01	-
Net Income	$.17	$.07
Average number of shares outstanding:		
Basic	88,207	87,872
Diluted	89,234	89,786